

March 19, 2014

<u>Via E-mail</u>
Joseph E. Gonnella
Chief Executive Officer
Enerpulse Technologies, Inc.
2451 Alamo Ave SE
Albuquerque, NM 87106

     Re: Enerpulse Technologies, Inc.
             Amendment No. 6 to
             Registration Statement on Form S-1
             Filed March 14, 2014
             File No. 333-191471

Dear Mr. Gonnella:

We have received your response to our prior comment letter to you dated March 7, 2014 and have the following additional comments.

<u>Exhibit Index</u>

1. Please revise to file all exhibits in complete form, including all attached schedules and exhibits. In this regard we note that Exhibits 10.17 and 10.18 do not include each of their respective Exhibits A and B.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any questions.

             Sincerely,

             /s/ Susan Block

             Susan Block
             Attorney Advisor

cc: Mark Lee
         Greenberg Traurig